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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For October 31, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
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                                       Jan M. Campbell
                                       Corporate Secretary


Date:  October 31, 2005

CALGARY, ALBERTA, CANADA - OCTOBER 31, 2005


             PRECISION DRILLING CORPORATION ANNOUNCES SECURITYHOLDER
                          APPROVAL FOR TRUST CONVERSION

Precision Drilling Corporation ("PRECISION") is pleased to announce that it received overwhelming securityholder approval at the special meeting held on October 31, 2005. Securityholders voted 93.18% in favour of the arrangement resolution. In addition, on October 31, 2005, the plan of arrangement (the "ARRANGEMENT") was approved by the Court of Queen's Bench of Alberta. Holders of a total of 0.66% of the outstanding common shares of Precision exercised dissent rights with respect to the Arrangement.

The completion of the Arrangement has been scheduled for Monday, November 7, 2005, subject to receiving all regulatory approvals.

Precision also announces that it has appointed TD Newcrest, RBC Capital Markets and Tristone Capital Inc. as financial advisors to provide Precision and Precision Drilling Trust with general strategic advice from time to time, as needed.

Precision is listed on the Toronto Stock Exchange under the trading symbols "PD" and "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information: please contact Hank B. Swartout, Chairman, President and Chief Executive Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone: (403) 716-4500, Fax: (403) 264-0251, Website:
www.precisiondrilling.com